News release
For immediate publication

ART Advanced Research Technologies Introduces New Analytical Software OptiView for eXplore
Optix at SMI Meeting

Montreal, Canada, September 1, 2006 – ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, announced today at the fifth annual meeting of the Society of Molecular Imaging (SMI) in the Big Island of Hawaii the introduction of the analytical software package OptiView for the in vivo optical imaging scanner eXplore Optix, developed by ART and distributed by GE Healthcare (GEHC).

The OptiView offers a number of features including multiple ways for background removal, data exportability, accurate depth and concentration estimation and specific curve fitting for single or dual lifetime analysis. These features improve the data visualization, analysis and interpretation. The enhanced flexibility and capability of OptiView provide greater value to biomedical researchers. During GE’s educational symposium held prior to SMI on August 29th, several researchers presented their optical imaging data obtained by this software and demonstrated its impact in improving the drug discovery process.

In addition, GEHC is also showcasing the pre-commercial release Optix-CT image fusion capability, developed jointly with ART Advanced Research Technologies Inc. This feature provides a unique advantage to researchers by fusing the CT’s anatomical data with the functional data obtained by eXplore Optix, the optical imaging system. The precision achieved by this data fusion capability is especially useful for understanding the impact of therapeutic drugs on orthotopic tumor models.

Finally, Dr. Emmet McCormack, a post-doctoral research fellow from the University of Bergen, Norway, has been selected as one of the three finalists by the SMI for the Young Investigators Award based on his research on mouse model of Acute Myeloid Leukemia (AML) using ART’s eXplore Optix technology.

ART is also taking part in the event as an exhibitor in both the GE Healthcare booth (#41) and the ART booth (#33), presenting the eXplore Optix™ and Fenestra™ product offering, in the Exhibit Hall of the Hilton Waikoloa Village.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca